Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC to deploy first S-92 in UK North Sea

    VANCOUVER, July 14 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A
and FLY.B; NYSE: FLI) announced today that it has been awarded a four-year contract renewal by Apache North Sea Limited for the provision of helicopter services in support of Apache's offshore operations. In support of this contract, CHC will deploy a Sikorsky S-92 out of Aberdeen, Scotland, the first deployment of the S-92 in the UK sector of the North Sea. The contract commences September 1, 2006. Additional support for the Apache contract will be provided from CHC's fleet of Super Puma aircraft.
    CHC now operates four S-92 aircraft in Norway and one in Malaysia and plans to introduce three S-92s in Denmark, one in Norway and four search and rescue-configured S-92s in the UK commencing in 2007.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

    Forward Looking Statements
    Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied.
Actual revenue generated over the term of the contract will depend upon hours flown, which may vary at Apache's discretion; the actual term of the contract, which is subject to early termination by the customer; and to contract obligations which are subject to certain penalties in the event they are not fulfilled. While these projections and other statements represent our best current judgement, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form
20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, CA, Acting Chief Financial Officer,
(604) 279-2471; Chris Flanagan, Director of Communications, (604) 279-2493/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 13:11e 14-JUL-06